UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-38857

BIT ORIGIN LTD

(Translation of registrant’s name into English)

160 Robinson Road, 12 F,

SBF Center, Singapore 068914

T: 347-556-4747

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

At the extraordinary general meeting (the “EGM”) of shareholders of BIT ORIGIN LTD (the “Company”) held on  August 11, 2026, at 10:00 p.m., Singapore Time (August 11, 2025, at 10:00 a.m. Eastern Time), the following matters, among others, were approved and authorized:

The implementation of a share consolidation of the Company’s issued and unissued Class A ordinary shares and Class B ordinary shares, par value US$0.00006 each, at a ratio of five (5)-for-one (1), such that every five (5) Class A ordinary shares of a par value of US$0.00006 each be consolidated into one Class A ordinary share of a par value of US$0.0003 each (the “Class A Ordinary Shares”), and every five (5) Class B Ordinary Shares of a par value of US$0.00006 each be consolidated into one Class B Ordinary Share of a par value of US$0.0003 each (the “Class B Ordinary Shares” )(the “Reverse Stock Split”), and the rounding up of any fractional shares resulting from the Reverse Stock Split to the nearest whole ordinary share, which shall take effect on August 21, 2026.

Upon the opening of the market on August 21, 2026, the Company’s Class A Ordinary Shares began trading on the Nasdaq Stock Market (“Nasdaq”) on a post-Reverse Stock Split basis under the current symbol “BTOG”.

Every five (5) outstanding Class A ordinary shares or Class B ordinary shares were combined into and automatically became one post-Reverse Stock Split Class A Ordinary Share or Class B Ordinary Share, respectively. No fractional shares will be issued in connection with the Reverse Stock Split. Instead, the Company will issue one full post-Reverse Stock Split Class A Ordinary Share or Class B Ordinary Share, as applicable, to any shareholder who would have been entitled to receive a fractional share as a result of the process. The new CUSIP number following the Reverse Stock Split is G21621209.

The Reverse Stock Split will reduce the number of outstanding shares of the Company from 3,999,568 Class A ordinary Shares of a par value of US$0.00006 each and 105,211 Class B Ordinary Shares of a par value of US$0.00006 each to approximately 799,914 Class A Ordinary Shares of a par value of US$0.0003 each and approximately 21,043 Class B Ordinary Shares of a par value of US$0.0003 each, respectively. The par value of the Class A ordinary shares and Class B ordinary shares will be increased in proportion to the ratio of the Reverse Stock Split to US$0.0003 per share, and the number of authorized ordinary shares will be reduced in proportion to the ratio of the Reverse Stock Split to 190,000,000,000 Class A Ordinary Shares and 10,000,000,000 Class B Ordinary Shares.

Proportionate adjustments are made based on the ratio of the Reverse Stock Split to the per share exercise price and the number of shares issuable upon the exercise or conversion of all outstanding options, warrants, convertible or exchangeable securities entitling the holders to purchase, exchange for, or convert into, Class A Ordinary Shares and Class B Ordinary Shares. This will result in approximately the same aggregate price being required to be paid under such options, warrants, convertible or exchangeable securities upon exercise, and approximately the same value of Class A Ordinary Shares and Class B Ordinary Shares being delivered upon such exercise, exchange or conversion, immediately following the Reverse Stock Split as was the case immediately preceding the Reverse Stock Split.

Except as described above, as of the date of this Report on Form 6-K, the Company has five outstanding secured convertible debentures in an aggregate original principal amount of approximately $14.5 million. If the Event Market Price (as defined below) is less than the conversion price in effective (after giving effect to the proportional adjustment as a result of the Reverse Stock Split), then on the sixteenth (16th) trading day immesidately following such the effective date of the Reverse Stock Split, the conversion price of the convertible debentures then in effect shall be reduced (but in no event increased to) the Event Market Price. “Event Market Price” means the quotient determined by dividing (x) the sum of the Volume-Weighted Average Price (the “VWAP”) of the Class A Ordinary Shares for each of the five (5) trading days with the lowest VWAP of the Class A Ordinary Shares during the fifteen (15) consecutive trading day period ending and including the trading day immediately preceding the sixteenth (16th) trading day after such the effective date of the Reverse Stock Split, divided by (y) five (5).

As of the date of this Report on Form 6-K, the Company has warrants to purchase 272,359 Class A Ordinary Shares, with an exercise price of $1.15 per share. If the Warrant Event Market Price (defined below) is less than the exercise price then in effect (after giving effect to the adjustment described in the paragraph above), then on the 16th trading day immediately following the effective date of the Reverse Stock Split, the exercise price then in effect on such 16th trading day shall be reduced (but in no event increased) to the Warrant Event Market Price. For the avoidance of doubt, if the adjustment in the immediately preceding sentence would otherwise result in an increase in the Exercise Price hereunder, no adjustment shall be made. “Warrant Event Market Price” means the quotient determined by dividing (x) the sum of the VWAP of the Class A ordinary shares for each of the five (5) lowest trading days during the twenty (20) consecutive trading day period ending and including the trading day immediately preceding the sixteenth (16th) trading day after the date of the Reverse Stock Split, divided by (y) five (5). In addition, the number of Class A ordinary shares underlying such warrants shall be adjusted proportionally so that the aggregate exercise price payable by the holder for the adjusted number of warrant shares shall be the same as the aggregate exercise price in effect immediately prior to such adjustment.

The Reverse Stock Split is intended for the Company to maintain compliance with Nasdaq Listing Rule 5550(a)(2), which requires issuers listed on Nasdaq to maintain a minimum bid price of $1.00 per share.

The Company will amend and restate its memorandum and articles of association to reflect the adjustment of the number of authorized ordinary shares and the par value.

Attached to this report as Exhibit 99.1 is a copy of the press release dated August 19, 2026, titled “Bit Origin Ltd Announces 1-for-5 Reverse Stock Split Effective August 21, 2026”.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release - Bit Origin Ltd Announces 1-for-5 Reverse Stock Split Effective August 21, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 21, 2026	BIT ORIGIN LTD

	By:	/s/ Jinghai Jiang
	Name:	Jinghai Jiang
	Title:	Chief Executive Officer, Chief Operating Officer and Chairman of the Board